November 18, 2011

Filed as Edgar Correspondence

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ascent Capital Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
File No. 001-34176

Dear Mr. Spirgel:

This letter is submitted by Ascent Capital Group, Inc. (“we” or the “Company”) in response to our November 15, 2011 conversation with Christine Adams, staff of the Division of Corporation Finance of the United States Securities and Exchange Commission  (the “Staff”), in which we discussed our subscriber account amortization policy in further detail.    Pursuant to our conversation, we will modify our Summary of Significant Accounting Policies footnote related to subscriber accounts on future annual financial reports filed with the Securities and Exchange Commission to include the following:

The costs of subscriber accounts acquired in the Monitronics acquisition are amortized using the 14-year 235% declining balance method.  The costs of subscriber accounts acquired subsequent to the acquisition are amortized using the 15-year 220% declining balance method, beginning in the month following the date of purchase.  The amortization methods were selected to provide an approximate matching of the amortization of the subscriber accounts intangible asset to estimated future subscriber revenues based on the projected lives of individual subscriber contracts.

*   *   *   *

The Company acknowledges that:

•      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Spirgel

United States Securities and Exchange Commission

November 18, 2011

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company respectfully believes this letter addresses the Staff’s comments discussed on the November 15, 2011 telephone call with Ms. Adams.  If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at 972-277-3623.

Sincerely,

/s/ Michael Meyers

Senior Vice President and Chief Financial Officer

CC:	William R. Fitzgerald
William Niles
Renee Wilm